Dude Apparel Inc.



ANNUAL REPORT

740 Front Street

Hempstead, NY 11550

0

https://duderobe.com/

This Annual Report is dated August 23, 2022.

BUSINESS

As seen on Shark Tank, Good Morning America, Kickstarter & in Pro Sports Locker Rooms, DudeRobe is a modern twist on the boring old bathrobe. We redesigned and re-engineered the bathrobe into something guys today actually WANT to wear. Primarily a direct-to-consumer business, DudeRobe gear is perfect for out of the shower, lounging around the house, taking out the trash, walking the dog, after the hot tub, and anywhere else you can imagine.

While the DudeRobe is our hero product, we also sell DudeShorts & DudePants to complete the ensemble. Our pants & shorts are made of the same dual fabrics as the robe (comfy + absorbent towel inside, hoodie outside) and are ideal to complete the after-shower and/or lounging experience.

The Company was formed under the name Dude Apparel Brand LLC on August 7, 2017, in the state of New York. The Company has been doing business under the name DudeRobe since acquiring a trademark on August 28, 2018.

At the time of this filing, the Company has executed a Regulation Crowdfunding offering, whereby Dude Apparel Brand LLC converted to a Dude Apparel Inc., a Delaware C-Corporation.

Previous Offerings

The Company launched a Regulation Crowdfunding offering on September 29, 2021 on the StartEngine platform that ended on March 29, 2022. In that campaign, the Company raised $226,854 (the Company has received $188,167, net of fees) and issued 51,376 shares of Class A Common Stock.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Operating Results – 2021 Compared to 2020
• Circumstances which led to the performance of financial statements:
Revenues
The company's revenues went from $1,039,356 in 2020 to $1,852,702 in 2021, a 78% increase. The increase in revenues was mainly a result of the company's new marketing and advertising strategies, including revamping its website and engaging marketing firms that helped the company scale its ad spend and revenues. Also, during the pandemic, eCommerce generally increased across the board, and there was a high demand for comfy apparel, which contributed to boosting the company's revenues.

Gross Profit
Gross profit went from $599,092 in 2020 to $998,640 in 2021. Gross profit was 54% of sales in 2021 compared to 58% of sales in 2020. Gross profit was in parallel with the spike in sales.

Cost of Goods Sold
Cost of goods sold was mainly made up of the cost of manufacturing our robes and loungewear. Cost of Goods sold went from $440,264 in 2020 to $854,063 in 2021, a 94% increase in parallel with the increase in sales in 2021.
Expenses
General and administrative expenses increased from $72,164 in 2020 to $173,566 in 2021 as the demand for the company's products grew. G&A was mainly made up of merchant fees including Shopify and Amazon at 71%. Sales and marketing expenses went from $287,794 in 2020 to $650,222 in 2021.
• Historical results and cash flows:
The Company's management is hopeful that it can continue to generate enough revenues to run its operations while containing its costs.
The two most cash flow intensive areas have been and continue to be cost of goods (inventory) and marketing costs, including increased agency fees to assist with sales and marketing activities. That should continue to be the case, and there are no guarantees regarding cost of goods increases as well as marketing success as various aforementioned factors continue to

influence both aspects. So, while there are no guarantees, the information contained herein represents our results from 2020 and 2021, with those two aspects continuing to be the most cash flow intensive.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $81,753.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt

• Creditor: SBA Loan
Amount Owed: $37,400.00
Interest Rate: 3.75%
Maturity Date: May 17, 2050
On May 17, 2020, the company received an SBA loan in the amount of $37,400. The loan carries an interest rate of 3.75% and matures on May 17, 2050.

• Creditor: Howie Busch
Amount Owed: $176,810
Interest Rate: 4.74% (Index + the Regular Margin) - Variable
Maturity Date: September 01, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Howie Busch
Howie Busch's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chairman, President & CEO
Dates of Service: August 07, 2017 - Present
Responsibilities: Responsible for running the day-to-day operations of the company as well as overseeing the broader goals and mission of the company. Howie's responsibilities entail overseeing all components of the business, including manufacturing, sales, marketing and sponsorship deals, fulfillment, product development and customer service.

Other business experience in the past three years:
• Employer: Billy Blaze Design
Title: Chief Innovation Officer & Consultant
Dates of Service: January 01, 2012 - Present
Responsibilities: Advises numerous inventors & companies in the industry. Create & develop products, which are licensed out to other companies in exchange for royalties.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

As of December 31, 2021, the Company was still an LLC with Howie Busch as the sole member/owner. The Company did not convert to a C-corporation until 2022 with the stock ownership detailed further herein.

RELATED PARTY TRANSACTIONS

Name of Entity: Howie Busch

Relationship to Company: Director

Nature / amount of interest in the transaction: From time to time, the Company borrows from the founder's HELOC to finance its inventory and working capital needs. As of 12/31/21, the outstanding amount borrowed from the founder via HELOC was $176,810.

Material Terms: The HELOC was issued to founder Howie Bush on August 25, 2017. It carries a variable interest rate, 4.74% (Index + the Regular Margin), and matures in September 2027.

OUR SECURITIES

Our Company Securities

As of December 31, 2021, the Company was still an LLC with Howie Busch as the sole member/owner.

The Company converted to Dude Apparel Inc., a C-corporation, in 2022, issuing 51,376 shares of Class A Common Stock. We received a total of $188,167, net of fees.

The company authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company had offered up to 214,000 of Class A Common Stock.
• Class A Common Stock
The amount of security authorized is 3,750,000 with a total of 500,000 outstanding.
Voting Rights
There are no voting rights associated with Class A Common Stock.
Material Rights
Except as required by law, the Class A Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter; provided, that, upon and following the Final

Conversion Date (meaning the date fixed by the Board of Directors that is no more than 180 days following the date that no shares of Class B Common Stock are outstanding), each holder of a share of Class A Common Stock shall be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

The total amount outstanding includes 500,000 shares to be issued pursuant to stock options, reserved but unissued.

• Class B Common Stock

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding. All of those shares are owned by Howie Busch.

Voting Rights

Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Material Rights

In the event of a Liquidation Event, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be "distribution to stockholders" for the purpose of this Section 4.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the loungewear industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type of products, providing bathrobes and other loungewear apparel. Our revenues are therefore dependent upon the market for loungewear.

Minority Holder; Securities with No Voting Rights

The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our products may fail to achieve the sales projections we expect. Our growth projections are based on an assumption that with an increased advertising and marketing budget, we will be able to scale our revenues at the same or greater rate than at our current level of marketing spend. Additionally, it is possible that our new product introductions fail to achieve significant sales and market acceptance, which also could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that the more success we experience, the greater the competition will intensify.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on DudeRobe or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology.

Any disruptions of services or cyber-attacks either on our technology provider or on DudeRobe could harm our reputation and materially negatively impact our financial condition and business.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 23, 2022.

Dude Apparel Inc.

By /s/ *Howie Busch*

Name: Dude Apparel Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Howie Busch, the Chief Executive Officer of Dude Apparel Inc., formerly known as Dude Apparel Brand LLC, hereby certify that the financial statements of Dude Apparel Brand LLC and notes thereto for the periods ending December 31, 2021 and December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $988,081; taxable income of $108,164 and total tax of $0. The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the sole member is liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8/17/22 (Date of Execution).

[signature] (Signature)

CEO (Title)

8/17/22 (Date)

DUDE APPAREL BRAND LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2021 AND 2020

DUDE APPAREL BRAND LLC
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2021 and 2020	4
Statements of Operations for the years ended December 31, 2021 and 2020	5
Statements of Members' Equity the for years ended December 31, 2021 and 2020	6
Statements of Cash Flows for the years ended December 31, 2021 and 2020	7
Notes to the Financial Statements	8-10

DUDE APPAREL BRAND LLC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	81,753	$	37,058
Acccounts Receivable, net		1,692		-
Inventory		190,245		38,974
Prepaids and Other Current Assets		317,814		205,000
Total current assets		**591,503**		**281,032**
Property and Equipment, net		2,257		498
Total assets	$	**593,761**	$	**281,530**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit cards	$	1,688	$	20,564
Current portion of Loan Payable		10,886		-
Credit line		-		-
Other current liabilities		-		2,770
Total current liabilities		**12,574**		**23,334**
Loan Payable		203,324		37,400
Total liabilities		**215,898**		**60,734**
MEMBERS' EQUITY				
Members' equity		377,863		220,796
Total members' equity		**377,863**		**220,796**
Total liabilities and stockholders' equity	$	**593,761**	$	**281,530**

See accompanying notes to financial statements.

4

DUDE APPAREL BRAND LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 1,852,702	$ 1,039,356
Cost of goods sold	854,063	440,264
Gross profit	998,640	599,092
Operating expenses		
General and administrative	173,566	72,164
Sales and marketing	650,222	287,794
Research and development	3,666	13,111
Total operating expenses	827,455	373,069
Operating income/(loss)	171,185	226,023
Interest expense	16,888	8,311
Other Loss/(Income)	(2,770)	-
Income/(Loss) before provision for income taxes	157,067	217,712
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ 157,067	$ 217,712

See accompanying notes to financial statements.

5

DUDE APPAREL BRAND LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

(in , $US)	Members' Equity
Balance—December 31, 2019	$ (13,017)
Capital Contribution	16,101
Net income/(loss)	217,712
Balance—December 31, 2020	$ 220,796
Net income/(loss)	157,067
Balance—December 31, 2021	$ 377,863

See accompanying notes to financial statements.

6

DUDE APPAREL BRAND LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 157,067	$ 217,712
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	595	124
Changes in operating assets and liabilities:		
Accounts Receivable	(1,692)	
Inventory	(151,271)	(1,974)
Prepaids and Other Current Assets	(112,814)	(205,000)
Credit cards	(18,877)	20,564
Other current liabilities	(2,770)	2,770
Net cash provided/(used) by operating activities	**(129,761)**	**34,197**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(2,355)	(622)
Net cash provided/(used) in investing activities	**(2,355)**	**(622)**
CASH FLOW FROM FINANCING ACTIVITIES		
Members contribution	-	16,101
Repayment of credit line	-	(51,000)
Borrowing on Loan Payable	176,810	37,400
Net cash provided/(used) by financing activities	**176,810**	**2,501**
Change in cash	44,694	36,075
Cash—beginning of year	37,058	983
Cash—end of year	**$ 81,753**	**$ 37,058**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 16,888	$ 8,311
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

NOTE 1 – NATURE OF OPERATIONS

Dude Apparel Brand LLC was founded on August 7, 2017, in the state of New York. . The financial statements of Dude Apparel Brand LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Roslyn, New York.

Dude Apparel Brand LLC is a clothing company, engaged in selling bathrobes, pants, shorts, and slides. The products are primarily available online, through online retailers and the Company's official online store.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower cost and net realizable value.
Costs related to raw materials are determined using an average method. The Company's inventory was in the amount of $190,245 and $38,974, respectively as of December 31, 2021 and 2020 respectively.

Property and Equipment

Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2021, and 2020, property and equipment were in the amount of $2,977 and $662 with accumulated depreciation of $720 and $124, respectively.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.
The Company earns revenues primarily from sales of its fashion products.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all of its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Howie Busch	100.0%
TOTAL	100.0%

NOTE 4 – DEBT

On May 17, 2020, the Company signed a SBA loan agreement in the amount of $36,500. The loan carries an interest of 3.75% and matures after thirty years from the date of the agreement. As at December 31, 2021 and December 2020, the loan had an outstanding balance of $37,400.

From time to time, the Company borrowed money from the founder Howie Busch through a HELOC to pay for inventory. The size of HELOC is $500,000. The HELOC was issued to the founder, Howie Busch, on August 25, 2017. It carries an interest rate of 4.74% (Index + the Regular Margin) and the entire line should run through September 2027 and should be paid back by September 2027. As of December 31, 2021, the loan had an outstanding balance of $176,810.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 6 – RELATED PARTY TRANSACTIONS

From time to time, the Company borrowed money from the founder Howie Busch through a HELOC to pay for inventory. The size of HELOC is $500,000. The HELOC was issued to the founder, Howie Busch, on August 25, 2017. It carries an interest rate of 4.74% (Index + the Regular Margin) and the entire line should run through September 2027 and should be paid back by September 2027. As of December 31, 2021, the loan had an outstanding balance of $176,810.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through August 17, 2022, which is the issuance date of these financial statements.

On May 13, 2022, the Company, Dude Apparel Inc. (the wholly owned subsidiary of Dude Apparel Brand LLC) was incorporated in the state of Delaware. On the same date, Dude Apparel Inc. was merged with Dude Apparel Brand LLC and the surviving corporation is Dude Apparel Inc. The Company, Dude Apparel Inc., is authorized to issue 6,250,000 shares with a par value of $0.00001. 3,750,000 shares are designated Class A Common Stock and 2,500,000 shares are designated as Class B Common Stock.

During 2022, the Company raised $188,167, net of fees, through its crowdfunding campaign on the StartEngine platform by issuing 51,376 shares of Class A Common Stock.

During 2022, the company signed SBA Loan Modification, and receive an additional $25,000. The principal amount of the SBA Loan obligation is increased to $61,000.

During 2022, the company borrowed money from the founder Howie Busch through the HELOC to pay for inventory. As of August 17, 2022, the outstanding balance of the line is $317,000.

During 2022, the company started working with KickFurther, a crowdfunded inventory financing platform which was used for payment of some of the inventory. The company received around $245,000 and must pay back $277,000. The payback period runs through February, 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Howie Busch, Principal Executive Officer of Dude Apparel Inc., hereby certify that the financial statements of Dude Apparel Inc. included in this Report are true and complete in all material respects.

Howie Busch

CEO